UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934


                  For the date of March 14, 2003

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




Allied Irish Banks p.l.c. attaches the following M&T announcement for your information



CONTACT:      Michael S. Piemonte               FOR IMMEDIATE RELEASE

              (716) 842-5138               Friday, March 14, 2003



                REGULATORS APPROVE M&T's ACQUISITION OF ALLFIRST

        Allfirst/AIB Written Agreement with Regulators to be Terminated;

                     Merger to Become Official on April 1;

         M&T's 2003 Annual Meeting of Stockholders Scheduled for May 20


BUFFALO, N.Y. --- Federal and state regulators have approved M&T Bank Corporation's ("M&T")(NYSE:MTB) applications to acquire Allfirst Financial, Inc. ("Allfirst"), and M&T said the transaction will be consummated on April 1, 2003. M&T announced last September that it had agreed to acquire Baltimore-based Allfirst from its parent company, Allied Irish Banks p.l.c. ("AIB")(NYSE:AIB), for approximately $3.1 billion in stock and cash.

M&T received approvals from the Board of Governors of the Federal Reserve System ("Federal Reserve Board"), as well as the state banking departments in New York Maryland, Pennsylvania and Delaware. Additionally, AIB has received approvals from the Central Bank of Ireland, the Federal Reserve Board and the New York State Banking Department. The stockholders of M&T and AIB approved the deal in December 2002.

In connection with the approvals of M&T's acquisition of Allfirst, the written agreement that AIB and Allfirst entered into with their respective banking regulators after the fraudulent foreign exchange trading activities at Allfirst were uncovered in early 2002 will be terminated upon M&T's acquisition of Allfirst.

M&T also announced that its Board of Directors has scheduled its 2003 Annual Meeting of Stockholders for May 20, 2003.

The merger of M&T and Allfirst will create a strong mid-Atlantic banking franchise with more than 700 branches in six states and the District of Columbia and approximately $50 billion in assets.

Under terms of the acquisition agreement, AIB will receive 26.7 million shares of M&T common stock and approximately $886 million in cash in exchange for all of the outstanding stock of Allfirst. AIB Group Chief Executive Michael D. Buckley, AIB Group Director of Finance Gary Kennedy, Allfirst Chairman and CEO Eugene J. Sheehy and a fourth AIB designee will join the Board of Directors of M &T and its primary banking subsidiary, Manufacturers and Traders Trust Company ("M&T Bank"). Sheehy will also become an Executive Vice President of M&T and Chairman and CEO of M&T's Mid-Atlantic Division, and will be headquartered in Baltimore along with M&T Executive Vice President Atwood Collins III, who will become President and COO of the Mid-Atlantic Division.

"With this merger, Allfirst joins forces with a financial services institution long-known for quality, consistency and success. Together, we will create an even stronger institution that will benefit our customers and communities," Sheehy said.

"Allfirst is the perfect addition to our presence in the Mid-Atlantic region, with strong market share in growing markets," said Collins. "We anticipate a smooth integration for the customers and communities we serve." Collins added that customers will not notice any major changes immediately. The integration of Allfirst's systems with M&T's -- and the changeover of Allfirst's name to M&T's -- is scheduled to be largely completed by mid-2003.

"Even after the Allfirst signs come down and the M&T signs go up, customers will find the same friendly and experienced associates they have always dealt with at Allfirst -- and an even wider array of products and services to help them meet their financial needs and goals," concluded Collins.


                                    - ENDS-


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                ALLIED IRISH BANKS, p.l.c.
                                                (Registrant)




Date  March 14, 2003                                By: ___________________
                                                    Gary Kennedy
                                                    Group Director, Finance,
                                                    Risk and Enterprise
                                                    Technology
                                                    Allied Irish Banks, p.l.c.